Issuer Free Writing Prospectus

Filed by: Newell Brands Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-279561

NEWELL BRANDS INC.

$1,250,000,000

6.375% Notes due 2030 (the “2030 Notes”)

6.625% Notes due 2032 (the “2032 Notes”)

Pricing Term Sheet

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement, dated October 29, 2024 (the “Preliminary Prospectus Supplement”).

2030 Notes

Issuer:	Newell Brands Inc.

Principal Amount:	$750,000,000

Denomination:	$2,000 x $1,000

Maturity Date:	May 15, 2030

Coupon:	6.375%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2025

Price to Public:	100.000%

Gross Proceeds:	$750,000,000

Net Proceeds to Issuer (Before Expenses):	$743,625,000

Benchmark Treasury:	UST 3.500% due September 30, 2029

Spread to Benchmark Treasury:	T +227 bps

Yield to Maturity:	6.375%

Optional Redemption:	At any time prior to February 15, 2030 (the date that is three months prior to the stated maturity of the 2030 Notes), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest at Treasury Rate plus 50 basis points, plus accrued and unpaid interest to but excluding the redemption date.

At any time on or after February 15, 2030, we may redeem some or all of the 2030 Notes at our option, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the 2030 Notes as described under “Optional Redemption,” the Issuer will be required to offer to purchase the 2030 Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

Expected Settlement Date**:	November 13, 2024 (T+10)

CUSIPs/ISINs:	651229BF2 / US651229BF23

Ratings* (Moody’s, S&P, Fitch):	Ba3 / BB- / BB-

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. UBS Securities LLC PNC Capital Markets LLC ING Financial Markets LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

2032 Notes

Issuer:	Newell Brands Inc.

Principal Amount:	$500,000,000

Denomination:	$2,000 x $1,000

Maturity Date:	May 15, 2032

Coupon:	6.625%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2025

Price to Public:	100.000%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer (Before Expenses):	$495,750,000

Benchmark Treasury:	UST 3.625% due September 30, 2031

Spread to Benchmark Treasury:	T +243 bps

Yield to Maturity:	6.625%

Optional Redemption:

At any time prior to February 15, 2032 (the date that is three months prior to the stated maturity of the 2032 Notes), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest at Treasury Rate plus 50 basis points, plus accrued and unpaid interest to but excluding the redemption date.

At any time on or after February 15, 2032, we may redeem some or all of the 2032 Notes at our option, at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the 2032 Notes as described under “Optional Redemption,” the Issuer will be required to offer to purchase the 2032 Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

Expected Settlement Date**:	November 13, 2024 (T+10)

CUSIPs/ISINs:	651229BE5 / US651229BE57

Ratings* (Moody’s, S&P, Fitch):	Ba3 / BB- / BB-

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. UBS Securities LLC PNC Capital Markets LLC ING Financial Markets LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The settlement date of the 2030 Notes and 2032 Notes (together, the “Notes”) is expected to be November 13, 2024, which is the 10th business day following the trade date (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the day before the settlement date will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the day before the settlement date should consult their advisors.

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Changes to Preliminary Prospectus Supplement

The Issuer has increased the aggregate principal amount of the Notes offered from $1,000,000,000 to $1,250,000,000, consisting of: (1) $750,000,000 aggregate principal amount of 2030 Notes and (2) $500,000,000 aggregate principal amount of 2032 Notes.

After giving effect to the increase in offering size of the Notes, we estimate that the net proceeds from this offering (after deducting the underwriting discounts and commissions but before estimated expenses of the offering and estimated expenses of the redemption of the 2025 notes and 2026 notes, including redemption premiums and accrued and unpaid interest) will be approximately $1,239,375,000. The additional net proceeds from this offering will be used to redeem an additional amount of our outstanding 2026 notes.

As a result of the change in offering size, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

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Where similar language or information to that set forth above appears in the Preliminary Prospectus Supplement, that language or information is deemed modified accordingly as set forth above.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 866-803-9204.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.